July 28, 2011

Mr. Ryan Rohn Securities and Exchange Commission Division of Corporate Finance 100 F Street NE Washington, DC 20549

Re:	iTrackr Systems, Inc. Form 8-K, item 4.02 Filed July 15, 2011 File No. 000-52810

Dear Mr. Rohn:

The purpose of this letter is to provide the Company’s response to your comments received on July 27, 2011 to Mr. John Rizzo, CEO for iTrackr Systems, Inc. (the “Company”).  This letter indicates the response to such comments and provides certain information requested by the Staff in such comments.

COMMENT 1.
We note that you have included on the facing page of the Form 8-K, the file number 000-28413 when the file number currently assigned to you in EDGAR is 000-52810.  We also refer you to your response to prior comment 1 in your response letter dated September 21, 2010.  Please correct your Commission File Number accordingly.

Response:	The Company has corrected our file number on Form 8-K/A filed today.

COMMENT 2.
We have reviewed your disclosures related to the nature of your restatement and it is not fully clear why you had to restate revenue.  In this regard, we note your disclosure that you, “did not meet certain criteria that would have allowed the full recognition” of the fee.  Please expand your disclosure to clarify what criteria you did not meet that would have allowed the full recognition of the fee.

Response:	We have updated our disclosure in our Form 8-K/A filed today.

We acknowledge the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ John Rizzo
John Rizzo, CEO